SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for June 8, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 8, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Samuel Ramos
Title: Secretary

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-7, Series 2004-7

110666 2004-7
Form SE

Goldman Sachs

$683,559,000 (approximate) of Senior Certificates

GSR Mortgage Loan Trust 2004-7
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-7

Overview of the Offered Certificates

Certificates	Group	Approximate Certificate Balance (1)	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage (2)	Initial Pass-Through Rate (3)	Estimated Avg. Life (yrs) CPB / MAT (4)	Principal Payment Window CPB / MAT (4)
1A1	I	$240,039,000	Aaa / AAA	3.40%	3.494%	2.06 / 4.10	Jul 04 – Apr 07 / Jul 04 – May 34
2A1	II	$97,324,000	Aaa / AAA	3.40%	4.190%	2.87 / 4.12	Jul 04 – Apr 09 / Jul 04 – May 34
3A1	III	$233,393,000	Aaa / AAA	3.40%	3.940%	3.39 / 4.15	Jul 04 – May 11 / Jul 04 – May 34
4A1	IV	$94,215,000	Aaa / AAA	3.40%	4.873%	3.84 / 4.21	Jul 04 – May 14 / Jul 04 – May 34
B1	I, II, III, IV	$11,704,000	AA	1.70%	3.948%	4.93 / 7.13	Jul 04 – Jan 10 / Jul 04 – May 34
B2	I, II, III, IV	$4,818,000	A	1.00%	3.948%	4.93 / 7.13	Jul 04 – Jan 10 / Jul 04 – May 34
B3	I, II, III, IV	$2,066,000	BBB	0.70%	3.948%	4.93 / 7.13	Jul 04 – Jan 10 / Jul 04 – May 34

(1) The Certificate Sizes are approximate and subject to a +/- 5% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-Off Date and rating agency analysis.
(3) The Pass-Through Rate with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group.
(4) Average Life and Payment Windows are calculated based upon a pricing prepayment speed of 20% CPR to the applicable Weighted Average Roll Date / to Maturity.

Preliminary Collateral Description

	Group I 3 Year Fixed Hybrids	Group II 5 Year Fixed Hybrids	Group III 7 Year Fixed Hybrids	Group IV 10 Year Fixed Hybrids	All Loans
Aggregate Principal Balance	$248,487,863	$100,750,021	$241,608,542	$97,531,285	$688,377,711
Average Loan Balance	$448,534	$399,802	$512,969	$560,525	$474,416
Weighted Average Months to Roll	34	58	83	119	67
Weighted Average Maturity	358	357	359	359	358
Gross WAC	4.051%	4.440%	4.690%	5.123%	4.484%
Weighted Average Expense Rate	0.557%	0.250%	0.750%	0.250%	0.536%
Net WAC	3.494%	4.190%	3.940%	4.873%	3.948%
Initial Cap	2.000%	5.000%	5.000%	5.000%	3.917%
Periodic Cap	2.000%	2.000%	2.000%	2.000%	2.000%
Weighted Average Gross Lifetime Cap	6.000%	5.000%	5.000%	5.000%	5.361%
Maximum Interest Rate	10.051%	9.440%	9.690%	10.123%	9.845%
Interest Rate Range	2.875% - 5.625%	3.625% - 4.875%	4.000% - 5.750%	4.500% - 5.750%	2.875% - 5.750%
One-Year LIBOR Indexed Percent	97.65%	97.44%	97.68%	100.00%	97.96%
One-Year CMT Indexed Percent	2.35%	2.56%	2.32%	0.00%	2.04%
Weighted Average Gross Margin	2.276%	2.263%	2.270%	2.269%	2.271%
Weighted Average FICO	733	742	735	740	736
Weighted Average LTV	71%	70%	69%	67%	70%
Interest Only Percent	66%	54%	50%	60%	58%
Cash Out Refinance Percent	14%	10%	14%	13%	13%
California Percent	49%	29%	53%	63%	50%
Primary Residence Percent	91%	96%	95%	96%	94%
Single Family and PUD Percent	87%	89%	91%	95%	90%
Single Largest Zip Code Percent	2%	2%	1%	2%	1%
Largest Individual Loan Balance	$1,389,560	$980,000	$1,430,800	$1,959,824	$1,959,824

Time Table

Cut-Off Date:	June 1, 2004
Pricing Date:	On or about June 23, 2004
Settlement Date:	June 30, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	July 26, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $683,559,000, of which $664,971,000 are expected to be rated Aaa/AAA by two of Fitch, S&P or Moody's. $11,704,000 are expected to be rated AA, $4,818,000 are expected to be rated A and $2,066,000 are expected to be rated BBB by S&P.
- The expected amount of credit support for each group of senior certificates will be approximately 3.40% (+/- 0.50%).
- All collateral consists of 3/1, 5/1, 7/1 and 10/1 hybrid adjustable rate mortgage loans with most set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc. and National City Mortgage Co.

Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3, Class B4, Class B5 and Class B6 Certificates (collectively, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1 and the Class 4A1 Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Pro Rata Share
July 2004 – June 2011	0%
July 2011 – June 2012	30%
July 2012 – June 2013	40%
July 2013 – June 2014	60%
July 2014 – June 2015	80%
July 2016 and after	100%

If before the Distribution Date in July 2007 the credit support to the Senior Certificates is two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in July 2007 the credit support is two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer:	GSR Mortgage Loan Trust 2004-7
Depositor:	GS Mortgage Securities Corp
Originators:	Countrywide Home Loans, Inc. and National City Mortgage Co.
Servicers:	Countrywide Home Loans Servicing LP and National City Mortgage Co.
Trustee/Custodian:	JPMorgan Chase Bank

Rating Agencies: Two of Fitch, S&P or Moody's

Type of Issuance: Public

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: The Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation (with respect to Countrywide, half of their aggregate servicing compensation).

Interest Accrual: On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.

Group I Mortgage Loans: The Group I Mortgage Loans consist of 97.65% 3/1 One-Year LIBOR and 2.35% 3/1 One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 66.17% of the Group I Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group I Mortgage Loans have Periodic Interest Rate Caps of 2% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage loans are subject to lifetime maximum *mortgage interest rates, which are generally 6% over the initial mortgage interest rate.*[2]

Group II Mortgage Loans: The Group II Mortgage Loans consist of 97.44% 5/1 One-Year LIBOR and 2.56% 5/1 One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 53.72% of the Group II Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group II Mortgage Loans have Periodic Interest Rate Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate.[2]

Group III Mortgage Loans: The Group III Mortgage Loans consist of 97.68% 7/1 One-Year LIBOR and 2.32% 7/1 One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 50.32% of the Group III Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group III Mortgage Loans have Periodic Interest Rate Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate.[2]

---

[1] The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group IV Mortgage Loans: The Group IV Mortgage Loans consist of 100% 10/1 One-Year LIBOR Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 59.95% of the Group IV Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group IV Mortgage Loans have Periodic Interest Rate Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate.[2]

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees, lender paid mortgage insurance premiums and the trustee fees, each as applicable. The weighted average Expense Fee Rate will be equal to approximately 0.56%, 0.25%, 0.75% and 0.25% for Group I, Group II, Group III and Group IV Mortgage Loans respectively.

Expected Subordination: 3.40% (+/- 0.50%)

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$2,065,000	3.948%
B5	$1,721,000	3.948%
B6	$1,032,711	3.948%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior certificates – DTC

[1] The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Stats
Count: 1,451
Current Balance: $688,377,711
Average Current Balance: $474,416
Gross Weighted Average Coupon: 4.484%
Net Weighted Average Coupon: 3.948%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 69.58%
Margin: 2.271%
Initial Periodic Cap: 3.917%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.361%
Maximum Interest Rate: 9.845%
Months to First Roll: 67
FICO Score: 736

ARM Type	Count	Balance	Percent
3/1 ARMs	554	$248,487,863	36.1%
5/1 ARMs	252	100,750,021	14.6
7/1 ARMs	471	241,608,542	35.1
10/1 ARMs	174	97,531,285	14.2
Total:	1,451	$688,377,711	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 - $200,000.00	68	$10,861,586	1.6%
$200,000.01 - $350,000.00	225	68,842,814	10.0
$350,000.01 - $500,000.00	678	284,885,722	41.4
$500,000.01 - $650,000.00	327	189,065,764	27.5
$650,000.01 - $800,000.00	64	45,615,250	6.6
$800,000.01 - $950,000.00	30	26,054,408	3.8
$950,000.01 - $1,100,000.00	48	47,026,689	6.8
$1,100,000.01 - $1,250,000.00	2	2,425,500	0.4
$1,250,000.01 - $1,400,000.00	4	5,448,720	0.8
$1,400,000.01 - $1,550,000.00	2	2,885,806	0.4
$1,550,000.01 - $1,700,000.00	1	1,568,000	0.2
$1,700,000.01 - $1,850,000.00	1	1,737,627	0.3
$1,850,000.01 - $2,000,000.00	1	1,959,824	0.3
Total:	1,451	$688,377,711	100.0%

Current Rate	Count	Balance	Percent
2.750% - 2.999%	1	$274,400	0.0%
3.000% - 3.249%	7	3,029,732	0.4
3.250% - 3.499%	26	11,758,880	1.7
3.500% - 3.749%	65	27,611,451	4.0
3.750% - 3.999%	157	72,556,757	10.5
4.000% - 4.249%	145	63,321,674	9.2
4.250% - 4.499%	252	112,245,479	16.3
4.500% - 4.749%	313	151,537,916	22.0
4.750% - 4.999%	274	135,134,399	19.6
5.000% - 5.249%	105	53,538,503	7.8
5.250% - 5.499%	79	41,523,977	6.0
5.500% - 5.749%	25	14,842,791	2.2
5.750% - 5.999%	2	1,001,751	0.1
Total:	1,451	$688,377,711	100.0%

Age	Count	Balance	Percent
1	434	$223,835,097	32.5%
2	931	421,616,868	61.2
3	80	40,138,063	5.8
4	5	2,460,445	0.4
9	1	327,237	0.0
Total:	1,451	$688,377,711	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% - 50.000%	126	$64,422,974	9.4%
50.001% - 60.000%	146	80,503,915	11.7
60.001% - 70.000%	291	149,920,580	21.8
70.001% - 75.000%	179	80,532,466	11.7
75.001% - 80.000%	687	305,963,821	44.4
80.001% - 85.000%	4	1,450,298	0.2
85.001% - 90.000%	12	4,036,817	0.6
90.001% - 95.000%	6	1,546,840	0.2
Total:	1,451	$688,377,711	100.0%

FICO Score	Count	Balance	Percent
600 - 649	28	$13,946,583	2.0%
650 - 699	222	104,712,956	15.2
700 - 749	611	293,892,875	42.7
750 - 799	557	259,499,993	37.7
800 - 849	33	16,325,304	2.4
Total:	1,451	$688,377,711	100.0%

Top 10 States	Count	Balance	Percent
CA	676	$342,382,080	49.7%
VA	112	44,192,781	6.4
IL	74	35,573,255	5.2
MD	59	25,151,892	3.7
CO	51	23,674,753	3.4
FL	54	23,407,695	3.4
AZ	57	23,246,566	3.4
MA	44	21,117,044	3.1
WA	38	19,627,143	2.9
TX	30	16,029,520	2.3
Other	256	113,974,981	16.6
Total:	1,451	$688,377,711	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60614	11	$6,390,275	0.9%
92130	8	4,698,104	0.7
91913	10	4,466,533	0.6
92660	5	4,082,584	0.6
92673	6	3,728,986	0.5
90049	5	3,662,749	0.5
92009	7	3,597,100	0.5
93065	8	3,537,289	0.5
95070	4	3,536,690	0.5
95120	6	3,498,735	0.5
Other	1,381	647,178,666	94.0
Total:	1,451	$688,377,711	100.0%

Index	Count	Balance	Percent
1 Year CMT	34	$15,336,952	2.2%
1 Year Libor	1,417	673,040,759	97.8
Total:	1,451	$688,377,711	100.0%

Margin	Count	Balance	Percent
2.250%	1,389	$659,639,531	95.8%
2.750%	60	27,767,980	4.0
2.875%	2	970,200	0.1
Total:	1,451	$688,377,711	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	554	$248,487,863	36.1%
5.000%	897	439,889,848	63.9
Total:	1,451	$688,377,711	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	1,451	$688,377,711	100.0%
Total:	1,451	$688,377,711	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	897	$439,889,848	63.9%
6.000%	553	248,130,797	36.0
6.250%	1	357,066	0.1
Total:	1,451	$688,377,711	100.0%

Max Rate	Count	Balance	Percent
8.500% - 8.999%	5	$1,990,086	0.3%
9.000% - 9.499%	205	93,288,666	13.6
9.500% - 9.999%	747	357,971,327	52.0
10.000% - 10.499%	394	184,217,331	26.8
10.500% - 10.999%	81	40,158,582	5.8
11.000% - 11.499%	15	7,912,249	1.1
11.500% - 11.999%	4	2,839,470	0.4
Total:	1,451	$688,377,711	100.0%

Months to Roll	Count	Balance	Percent
1 - 36	554	$248,487,863	36.1%
37 - 60	252	100,750,021	14.6
61 - 84	471	241,608,542	35.1
85 - 120	174	97,531,285	14.2
Total:	1,451	$688,377,711	100.0%

Delinquency	Count	Balance	Percent
Current	1,451	$688,377,711	100.0%
Total:	1,451	$688,377,711	100.0%

Balance	Count	Balance	Percent
Conforming	180	$41,869,084	6.1%
Non - Conforming	1,271	646,508,626	93.9
Total:	1,451	$688,377,711	100.0%

Property Type	Count	Balance	Percent
Single Family	834	$405,934,844	59.0%
PUD	444	212,008,907	30.8
Condominium	161	64,717,984	9.4
2-4 Family	12	5,715,975	0.8
Total:	1,451	$688,377,711	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	1,354	$647,434,927	94.1%
Second Home	90	38,048,475	5.5
Investment	7	2,894,308	0.4
Total:	1,451	$688,377,711	100.0%

Purpose	Count	Balance	Percent
Purchase	660	$304,845,004	44.3%
Rate Term Refinance	582	292,845,696	42.5
Cash Out Refinance	209	90,687,011	13.2
Total:	1,451	$688,377,711	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	701	$314,482,343	45.7%
Alternate Documentation	620	315,176,479	45.8
Stated Asset	130	58,718,888	8.5
Total:	1,451	$688,377,711	100.0%

Interest Only	Count	Balance	Percent
Y	843	$398,585,577	57.9%
N	608	289,792,134	42.1
Total:	1,451	$688,377,711	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	1,429	$681,343,756	99.0%
PMI	6	1,719,903	0.2
Triad	4	1,530,141	0.2
CMAC	2	1,167,890	0.2
RMIC	4	1,130,806	0.2
MGIC	4	1,040,330	0.2
GE	1	363,545	0.1
Radian	1	81,340	0.0
Total:	1,451	$688,377,711	100.0%

Servicer	Count	Balance	Percent
Countrywide	949	$490,498,801	71.3%
National City Mortgage	502	197,878,909	28.7
Total:	1,451	$688,377,711	100.0%

Stats
Count: 554
Current Balance: $248,487,863
Average Current Balance: $448,534
Gross Weighted Average Coupon: 4.051%
Net Weighted Average Coupon: 3.494%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 71.13%
Margin: 2.276%
Initial Periodic Cap: 2.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.051%
Months to First Roll: 34
FICO Score: 733

ARM Type	Count	Balance	Percent
3/1 ARMs	554	$248,487,863	100.0%
Total:	554	$248,487,863	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 - $200,000.00	35	$5,481,663	2.2%
$200,000.01 - $350,000.00	105	31,366,592	12.6
$350,000.01 - $500,000.00	249	104,564,735	42.1
$500,000.01 - $650,000.00	124	71,600,238	28.8
$650,000.01 - $800,000.00	18	13,074,983	5.3
$800,000.01 - $950,000.00	6	5,298,396	2.1
$950,000.01 - $1,100,000.00	16	15,711,696	6.3
$1,250,000.01 - $1,400,000.00	1	1,389,560	0.6
Total:	554	$248,487,863	100.0%

Current Rate	Count	Balance	Percent
2.750% - 2.999%	1	$274,400	0.1%
3.000% - 3.249%	7	3,029,732	1.2
3.250% - 3.499%	26	11,758,880	4.7
3.500% - 3.749%	64	27,396,047	11.0
3.750% - 3.999%	154	71,056,475	28.6
4.000% - 4.249%	113	48,650,986	19.6
4.250% - 4.499%	112	48,416,113	19.5
4.500% - 4.749%	37	17,352,030	7.0
4.750% - 4.999%	21	9,801,481	3.9
5.000% - 5.249%	12	6,093,676	2.5
5.250% - 5.499%	3	1,818,573	0.7
5.500% - 5.749%	4	2,839,470	1.1
Total:	554	$248,487,863	100.0%

Age	Count	Balance	Percent
1	63	$31,916,959	12.8%
2	438	190,159,939	76.5
3	49	24,645,359	9.9
4	3	1,438,369	0.6
9	1	327,237	0.1
Total:	554	$248,487,863	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% - 50.000%	39	$19,013,885	7.7%
50.001% - 60.000%	44	22,798,800	9.2
60.001% - 70.000%	106	53,132,270	21.4
70.001% - 75.000%	77	32,478,052	13.1
75.001% - 80.000%	272	115,235,210	46.4
80.001% - 85.000%	3	1,332,310	0.5
85.001% - 90.000%	9	3,222,299	1.3
90.001% - 95.000%	4	1,275,037	0.5
Total:	554	$248,487,863	100.0%

FICO Score	Count	Balance	Percent
600 - 649	14	$6,761,594	2.7%
650 - 699	97	44,040,196	17.7
700 - 749	236	106,835,685	43.0
750 - 799	198	86,958,414	35.0
800 - 849	9	3,891,973	1.6
Total:	554	$248,487,863	100.0%

Top 10 States	Count	Balance	Percent
CA	251	$122,139,751	49.2%
FL	33	14,601,800	5.9
AZ	31	12,891,785	5.2
IL	27	11,738,138	4.7
VA	30	9,310,755	3.7
MD	23	8,692,782	3.5
CO	22	8,537,681	3.4
WA	11	5,804,924	2.3
GA	15	5,804,388	2.3
MI	11	4,569,637	1.8
Other	100	44,396,222	17.9
Total:	554	$248,487,863	100.0%

Top 10 Zipcodes	Count	Balance	Percent
91913	9	$3,915,283	1.6%
95070	3	2,655,800	1.1
92603	3	2,398,961	1.0
92649	3	2,093,770	0.8
92672	3	2,004,100	0.8
90275	3	1,873,702	0.8
32541	4	1,843,380	0.7
60614	3	1,733,641	0.7
34145	3	1,607,445	0.6
85718	3	1,513,847	0.6
Other	517	226,847,933	91.3
Total:	554	$248,487,863	100.0%

Index	Count	Balance	Percent
1 Year CMT	15	$5,833,202	2.3%
1 Year Libor	539	242,654,662	97.7
Total:	554	$248,487,863	100.0%

Margin	Count	Balance	Percent
2.250%	523	$235,585,621	94.8%
2.750%	29	11,932,042	4.8
2.875%	2	970,200	0.4
Total:	554	$248,487,863	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	554	$248,487,863	100.0%
Total:	554	$248,487,863	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	554	$248,487,863	100.0%
Total:	554	$248,487,863	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	553	$248,130,797	99.9%
6.250%	1	357,066	0.1
Total:	554	$248,487,863	100.0%

(11)

Max Rate	Count	Balance	Percent
8.500% - 8.999%	1	$274,400	0.1%
9.000% - 9.499%	33	14,788,612	6.0
9.500% - 9.999%	218	98,452,522	39.6
10.000% - 10.499%	225	97,067,099	39.1
10.500% - 10.999%	58	27,153,511	10.9
11.000% - 11.499%	15	7,912,249	3.2
11.500% - 11.999%	4	2,839,470	1.1
Total:	554	$248,487,863	100.0%

Months to Roll	Count	Balance	Percent
1 - 36	554	$248,487,863	100.0%
Total:	554	$248,487,863	100.0%

Delinquency	Count	Balance	Percent
Current	554	$248,487,863	100.0%
Total:	554	$248,487,863	100.0%

Balance	Count	Balance	Percent
Conforming	92	$20,670,900	8.3%
Non - Conforming	462	227,816,963	91.7
Total:	554	$248,487,863	100.0%

Property Type	Count	Balance	Percent
Single Family	311	$141,190,073	56.8%
PUD	166	75,239,970	30.3
Condominium	72	29,291,281	11.8
2-4 Family	5	2,766,540	1.1
Total:	554	$248,487,863	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	500	$227,257,497	91.5%
Second Home	50	19,489,151	7.8
Investment	4	1,741,215	0.7
Total:	554	$248,487,863	100.0%

Purpose	Count	Balance	Percent
Purchase	276	$123,110,061	49.5%
Rate Term Refinance	194	90,744,747	36.5
Cash Out Refinance	84	34,633,055	13.9
Total:	554	$248,487,863	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	277	$117,855,951	47.4%
Alternate Documentation	204	99,567,519	40.1
Stated Asset	73	31,064,393	12.5
Total:	554	$248,487,863	100.0%

Interest Only	Count	Balance	Percent
Y	364	$164,413,964	66.2%
N	190	84,073,899	33.8
Total:	554	$248,487,863	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	538	$242,658,216	97.7%
PMI	5	1,589,808	0.6
CMAC	2	1,167,890	0.5
Triad	3	1,166,316	0.5
RMIC	3	810,208	0.3
MGIC	2	731,879	0.3
GE	1	363,545	0.1
Total:	554	$248,487,863	100.0%

Servicer	Count	Balance	Percent
Countrywide	304	$151,358,974	60.9%
National City Mortgage	250	97,128,889	39.1
Total:	554	$248,487,863	100.0%

Stats
Count: 252
Current Balance: $100,750,021
Average Current Balance: $399,802
Gross Weighted Average Coupon: 4.440%
Net Weighted Average Coupon: 4.190%
Original Term: 360
Remaining Term: 357
Age: 2
Original Loan-to-Value Ratio: 69.53%
Margin: 2.263%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.440%
Months to First Roll: 58
FICO Score: 742

ARM Type	Count	Balance	Percent
5/1 ARMs	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 - $200,000.00	33	$5,379,923	5.3%
$200,000.01 - $350,000.00	67	19,599,157	19.5
$350,000.01 - $500,000.00	88	36,847,914	36.6
$500,000.01 - $650,000.00	54	31,419,743	31.2
$650,000.01 - $800,000.00	7	4,742,397	4.7
$800,000.01 - $950,000.00	1	803,336	0.8
$950,000.01 - $1,100,000.00	2	1,957,550	1.9
Total:	252	$100,750,021	100.0%

Current Rate	Count	Balance	Percent
3.500% - 3.749%	1	$215,404	0.2%
3.750% - 3.999%	3	1,500,282	1.5
4.000% - 4.249%	26	11,858,427	11.8
4.250% - 4.499%	84	33,844,653	33.6
4.500% - 4.749%	89	35,304,179	35.0
4.750% - 4.999%	49	18,027,075	17.9
Total:	252	$100,750,021	100.0%

Age	Count	Balance	Percent
1	1	$130,095	0.1%
2	224	87,182,739	86.5
3	25	12,415,110	12.3
4	2	1,022,076	1.0
Total:	252	$100,750,021	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% - 50.000%	20	$7,745,128	7.7%
50.001% - 60.000%	27	13,300,650	13.2
60.001% - 70.000%	52	24,203,905	24.0
70.001% - 75.000%	34	13,460,741	13.4
75.001% - 80.000%	113	40,835,288	40.5
80.001% - 85.000%	1	117,988	0.1
85.001% - 90.000%	3	814,518	0.8
90.001% - 95.000%	2	271,803	0.3
Total:	252	$100,750,021	100.0%

FICO Score	Count	Balance	Percent
600 - 649	2	$904,559	0.9%
650 - 699	40	15,906,043	15.8
700 - 749	82	32,603,708	32.4
750 - 799	123	48,822,856	48.5
800 - 849	5	2,512,855	2.5
Total:	252	$100,750,021	100.0%

Top 10 States	Count	Balance	Percent
CA	74	$29,678,915	29.5%
VA	43	16,750,234	16.6
MD	24	10,363,407	10.3
IL	17	7,111,153	7.1
TX	14	6,549,425	6.5
AZ	15	5,690,316	5.6
GA	11	3,607,621	3.6
DC	4	2,329,158	2.3
NC	3	1,508,633	1.5
TN	3	1,427,466	1.4
Other	44	15,733,691	15.6
Total:	252	$100,750,021	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94583	4	$1,968,249	2.0%
20147	7	1,661,966	1.6
60091	3	1,612,018	1.6
20007	2	1,564,758	1.6
95118	3	1,333,545	1.3
20854	2	1,322,097	1.3
60614	3	1,246,208	1.2
22304	3	1,223,045	1.2
20152	3	1,146,722	1.1
20124	2	1,130,638	1.1
Other	220	86,540,775	85.9
Total:	252	$100,750,021	100.0%

Index	Count	Balance	Percent
1 Year CMT	7	$2,575,461	2.6%
1 Year Libor	245	98,174,560	97.4
Total:	252	$100,750,021	100.0%

Margin	Count	Balance	Percent
2.250%	245	$98,174,560	97.4%
2.750%	7	2,575,461	2.6
Total:	252	$100,750,021	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Max Rate	Count	Balance	Percent
8.500% - 8.999%	4	$1,715,686	1.7%
9.000% - 9.499%	110	45,703,081	45.4
9.500% - 9.999%	138	53,331,254	52.9
Total:	252	$100,750,021	100.0%

Months to Roll	Count	Balance	Percent
37 - 60	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Delinquency	Count	Balance	Percent
Current	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

Balance	Count	Balance	Percent
Conforming	88	$21,198,184	21.0%
Non - Conforming	164	79,551,836	79.0
Total:	252	$100,750,021	100.0%

Property Type	Count	Balance	Percent
Single Family	140	$58,360,452	57.9%
PUD	75	31,259,719	31.0
Condominium	33	9,570,335	9.5
2-4 Family	4	1,559,514	1.5
Total:	252	$100,750,021	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	241	$96,426,760	95.7%
Second Home	11	4,323,260	4.3
Total:	252	$100,750,021	100.0%

Purpose	Count	Balance	Percent
Rate Term Refinance	111	$50,530,520	50.2%
Purchase	111	39,843,251	39.5
Cash Out Refinance	30	10,376,250	10.3
Total:	252	$100,750,021	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	228	$92,141,750	91.5%
Stated Asset	24	8,608,270	8.5
Total:	252	$100,750,021	100.0%

Interest Only	Count	Balance	Percent
Y	144	$54,124,537	53.7%
N	108	46,625,484	46.3
Total:	252	$100,750,021	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	246	$99,545,713	98.8%
Triad	1	363,825	0.4
RMIC	1	320,598	0.3
MGIC	2	308,451	0.3
PMI	1	130,095	0.1
Radian	1	81,340	0.1
Total:	252	$100,750,021	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	252	$100,750,021	100.0%
Total:	252	$100,750,021	100.0%

19

Stats

Count: 471
Current Balance: $241,608,542
Average Current Balance: $512,969
Gross Weighted Average Coupon: 4.690%
Net Weighted Average Coupon: 3.940%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 69.17%
Margin: 2.270%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.690%
Months to First Roll: 83
FICO Score: 735

ARM Type	Count	Balance	Percent
7/1 ARMs	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 - $350,000.00	39	$13,138,611	5.4%
$350,000.01 - $500,000.00	258	108,492,789	44.9
$500,000.01 - $650,000.00	109	62,902,884	26.0
$650,000.01 - $800,000.00	26	18,725,307	7.8
$800,000.01 - $950,000.00	15	13,036,326	5.4
$950,000.01 - $1,100,000.00	19	18,622,166	7.7
$1,100,000.01 - $1,250,000.00	1	1,200,500	0.5
$1,250,000.01 - $1,400,000.00	3	4,059,160	1.7
$1,400,000.01 - $1,550,000.00	1	1,430,800	0.6
Total:	471	$241,608,542	100.0%

Current Rate	Count	Balance	Percent
4.000% - 4.249%	6	$2,812,261	1.2%
4.250% - 4.499%	56	29,984,712	12.4
4.500% - 4.749%	181	95,555,441	39.5
4.750% - 4.999%	171	85,824,150	35.5
5.000% - 5.249%	36	15,868,338	6.6
5.250% - 5.499%	18	9,941,597	4.1
5.500% - 5.749%	2	1,058,890	0.4
5.750% - 5.999%	1	563,152	0.2
Total:	471	$241,608,542	100.0%

Age	Count	Balance	Percent
1	271	$138,116,262	57.2%
2	196	101,867,540	42.2
3	4	1,624,740	0.7
Total:	471	$241,608,542	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% - 50.000%	43	$23,016,128	9.5%
50.001% - 60.000%	54	28,688,805	11.9
60.001% - 70.000%	96	52,619,529	21.8
70.001% - 75.000%	49	24,804,308	10.3
75.001% - 80.000%	229	112,479,772	46.6
Total:	471	$241,608,542	100.0%

FICO Score	Count	Balance	Percent
600 - 649	10	$5,328,227	2.2%
650 - 699	64	33,828,674	14.0
700 - 749	219	113,179,430	46.8
750 - 799	167	83,467,343	34.5
800 - 849	11	5,804,869	2.4
Total:	471	$241,608,542	100.0%

Top 10 States	Count	Balance	Percent
CA	241	$129,034,420	53.4%
VA	32	14,466,544	6.0
MA	30	14,380,031	6.0
IL	24	13,696,985	5.7
WA	20	11,104,837	4.6
CO	20	10,524,967	4.4
FL	13	6,027,919	2.5
NY	9	4,741,832	2.0
NJ	10	4,182,376	1.7
MD	7	3,746,643	1.6
Other	65	29,701,987	12.3
Total:	471	$241,608,542	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60614	5	$3,410,426	1.4%
92656	6	2,870,561	1.2
92130	4	2,614,764	1.1
92692	3	2,285,360	0.9
92677	4	2,148,160	0.9
01890	4	2,108,764	0.9
91320	4	2,004,296	0.8
98040	2	1,974,014	0.8
91326	2	1,948,216	0.8
92694	4	1,940,890	0.8
Other	433	218,303,091	90.4
Total:	471	$241,608,542	100.0%

Index	Count	Balance	Percent
1 Year CMT	9	$5,601,704	2.3%
1 Year Libor	462	236,006,838	97.7
Total:	471	$241,608,542	100.0%

Margin	Count	Balance	Percent
2.250%	454	$231,996,626	96.0%
2.750%	17	9,611,916	4.0
Total:	471	$241,608,542	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Max Rate	Count	Balance	Percent
9.000% - 9.499%	62	$32,796,974	13.6%
9.500% - 9.999%	352	181,379,591	75.1
10.000% - 10.499%	54	25,809,936	10.7
10.500% - 10.999%	3	1,622,042	0.7
Total:	471	$241,608,542	100.0%

Months to Roll	Count	Balance	Percent
61 - 84	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Delinquency	Count	Balance	Percent
Current	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Balance	Count	Balance	Percent
Non - Conforming	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

15

Property Type	Count	Balance	Percent
Single Family	266	$137,819,224	57.0%
PUD	158	81,428,697	33.7
Condominium	44	20,970,699	8.7
2-4 Family	3	1,389,921	0.6
Total:	471	$241,608,542	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	445	$229,813,311	95.1%
Second Home	24	10,969,458	4.5
Investment	2	825,773	0.3
Total:	471	$241,608,542	100.0%

Purpose	Count	Balance	Percent
Rate Term Refinance	199	$105,286,539	43.6%
Purchase	203	103,072,935	42.7
Cash Out Refinance	69	33,249,068	13.8
Total:	471	$241,608,542	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	151	$78,480,272	32.5%
Alternate Documentation	297	149,808,096	62.0
Stated Asset	23	13,320,174	5.5
Total:	471	$241,608,542	100.0%

Interest Only	Count	Balance	Percent
Y	235	$121,579,934	50.3%
N	236	120,028,608	49.7
Total:	471	$241,608,542	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Servicer	Count	Balance	Percent
Countrywide	471	$241,608,542	100.0%
Total:	471	$241,608,542	100.0%

Stats
Count: 174
Current Balance: $97,531,285
Average Current Balance: $560,525
Gross Weighted Average Coupon: 5.123%
Net Weighted Average Coupon: 4.873%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 66.69%
Margin: 2.269%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.123%
Months to First Roll: 119
FICO Score: 740

ARM Type	Count	Balance	Percent
10/1 ARMs	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 - $350,000.00	14	$4,738,455	4.9%
$350,000.01 - $500,000.00	83	34,980,284	35.9
$500,000.01 - $650,000.00	40	23,142,899	23.7
$650,000.01 - $800,000.00	13	9,072,563	9.3
$800,000.01 - $950,000.00	8	6,916,350	7.1
$950,000.01 - $1,100,000.00	11	10,735,277	11.0
$1,100,000.01 - $1,250,000.00	1	1,225,000	1.3
$1,400,000.01 - $1,550,000.00	1	1,455,006	1.5
$1,550,000.01 - $1,700,000.00	1	1,568,000	1.6
$1,700,000.01 - $1,850,000.00	1	1,737,627	1.8
$1,850,000.01 - $2,000,000.00	1	1,959,824	2.0
Total:	174	$97,531,285	100.0%

Current Rate	Count	Balance	Percent
4.500% - 4.749%	6	$3,326,267	3.4%
4.750% - 4.999%	33	21,481,692	22.0
5.000% - 5.249%	57	31,576,489	32.4
5.250% - 5.499%	58	29,763,807	30.5
5.500% - 5.749%	19	10,944,430	11.2
5.750% - 5.999%	1	438,599	0.4
Total:	174	$97,531,285	100.0%

Age	Count	Balance	Percent
1	99	$53,671,781	55.0%
2	73	42,406,651	43.5
3	2	1,452,853	1.5
Total:	174	$97,531,285	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% - 50.000%	24	$14,647,833	15.0%
50.001% - 60.000%	21	15,715,659	16.1
60.001% - 70.000%	37	19,964,876	20.5
70.001% - 75.000%	19	9,789,365	10.0
75.001% - 80.000%	73	37,413,551	38.4
Total:	174	$97,531,285	100.0%

FICO Score	Count	Balance	Percent
600 - 649	2	$952,202	1.0%
650 - 699	21	10,938,043	11.2
700 - 749	74	41,274,052	42.3
750 - 799	69	40,251,381	41.3
800 - 849	8	4,115,607	4.2
Total:	174	$97,531,285	100.0%

Top 10 States	Count	Balance	Percent
CA	110	$61,528,993	63.1%
TX	4	4,229,277	4.3
VA	7	3,665,249	3.8
CO	6	3,520,176	3.6
MA	5	3,094,400	3.2
IL	6	3,026,979	3.1
MD	5	2,349,060	2.4
NJ	4	2,336,283	2.4
NY	3	2,134,636	2.2
FL	4	1,736,412	1.8
Other	20	9,909,819	10.2
Total:	174	$97,531,285	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92660	1	$1,959,824	2.0%
75229	1	1,737,627	1.8
78733	1	1,568,000	1.6
90266	2	1,478,258	1.5
90024	1	1,455,006	1.5
92253	2	1,437,604	1.5
95120	2	1,399,440	1.4
93065	3	1,361,828	1.4
90049	2	1,330,839	1.4
91316	2	1,318,700	1.4
Other	157	82,484,159	84.6
Total:	174	$97,531,285	100.0%

Index	Count	Balance	Percent
1 Year CMT	3	$1,326,586	1.4%
1 Year Libor	171	96,204,699	98.6
Total:	174	$97,531,285	100.0%

Margin	Count	Balance	Percent
2.250%	167	$93,882,724	96.3%
2.750%	7	3,648,561	3.7
Total:	174	$97,531,285	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Max Rate	Count	Balance	Percent
9.500% - 9.999%	39	$24,807,959	25.4%
10.000% - 10.499%	115	61,340,296	62.9
10.500% - 10.999%	20	11,383,029	11.7
Total:	174	$97,531,285	100.0%

Months to Roll	Count	Balance	Percent
85 - 120	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Delinquency	Count	Balance	Percent
Current	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Balance	Count	Balance	Percent
Non - Conforming	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

17

Property Type	Count	Balance	Percent
Single Family	117	$68,565,095	70.3%
PUD	45	24,080,521	24.7
Condominium	12	4,885,668	5.0
Total:	174	$97,531,285	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	168	$93,937,359	96.3%
Second Home	5	3,266,606	3.3
Investment	1	327,320	0.3
Total:	174	$97,531,285	100.0%

Purpose	Count	Balance	Percent
Rate Term Refinance	78	$46,283,891	47.5%
Purchase	70	38,818,756	39.8
Cash Out Refinance	26	12,428,638	12.7
Total:	174	$97,531,285	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	45	$26,004,370	26.7%
Alternate Documentation	119	65,800,864	67.5
Stated Asset	10	5,726,051	5.9
Total:	174	$97,531,285	100.0%

Interest Only	Count	Balance	Percent
Y	100	$58,467,141	59.9%
N	74	39,064,143	40.1
Total:	174	$97,531,285	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

Servicer	Count	Balance	Percent
Countrywide	174	$97,531,285	100.0%
Total:	174	$97,531,285	100.0%

(18)

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-7, Series 2004-7

110666 2004-7
Form SE

GSR0407 - Price/Yield - 1A1

Balance	$240,039,000.00	Delay	24
Coupon	3.494	Dated	6/1/2004
Settle	6/30/2004	First Payment	7/25/2004

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
98-05+	4.181	4.231	4.287	4.350	4.420	4.498	4.585	4.683	4.793	Yield
98-05+	73	89	105	121	141	162	184	206	229	Spread
98-07+	4.155	4.203	4.257	4.317	4.384	4.459	4.542	4.637	4.743	Yield
98-07+	71	86	102	118	137	159	180	202	224	Spread
98-09+	4.129	4.175	4.227	4.284	4.348	4.420	4.500	4.590	4.692	Yield
98-09+	68	84	99	115	134	155	176	197	219	Spread
98-11+	4.102	4.147	4.196	4.251	4.313	4.381	4.458	4.544	4.642	Yield
98-11+	65	81	96	112	130	151	172	192	214	Spread
98-13+	4.076	4.119	4.166	4.219	4.277	4.343	4.416	4.498	4.591	Yield
98-13+	63	78	93	108	127	147	167	188	209	Spread
98-15+	4.050	4.091	4.136	4.186	4.242	4.304	4.374	4.452	4.541	Yield
98-15+	60	75	90	105	123	143	163	183	204	Spread
98-17+	4.024	4.063	4.105	4.153	4.206	4.265	4.332	4.406	4.490	Yield
98-17+	58	72	87	102	120	139	159	179	199	Spread
98-19+	3.998	4.035	4.075	4.120	4.171	4.227	4.290	4.361	4.440	Yield
98-19+	55	70	84	98	116	135	155	174	194	Spread
98-21+	3.972	4.007	4.045	4.088	4.135	4.188	4.248	4.315	4.390	Yield
98-21+	52	67	81	95	112	132	150	169	189	Spread
98-23+	3.946	3.979	4.015	4.055	4.100	4.150	4.206	4.269	4.340	Yield
98-23+	50	64	78	92	109	128	146	165	184	Spread
98-25+	3.920	3.951	3.985	4.022	4.065	4.112	4.164	4.223	4.290	Yield
98-25+	47	61	75	89	105	124	142	160	179	Spread
WAL	2.60	2.41	2.24	2.06	1.90	1.75	1.60	1.47	1.34	
Mod Durn	2.431	2.257	2.091	1.933	1.782	1.639	1.504	1.377	1.257	
Principal Window	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	

LIBOR_1YR	2.2000
CMT_1YR	1.9700
SWAPS (6/4/04 close)	
3MO	1.3738
6MO	1.6738
1YR	2.2
2YR	3.098
3YR	3.6803
4YR	4.1098
5YR	4.4344
6YR	4.6807
7YR	4.8738
8YR	5.0308
9YR	5.1599
10YR	5.268

GSR0407 - Price/Yield - 2A1

Balance	$97,324,000.00	Delay	24
Coupon	4.19	Dated	6/1/2004
Settle	6/30/2004	First Payment	7/25/2004

Price		5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
	98-01+	4.679	4.737	4.804	4.878	4.962	5.057	5.164	5.300	5.470	Yield
	98-01+	51	76	102	127	155	182	209	246	285	Spread
	98-03+	4.662	4.718	4.782	4.853	4.934	5.025	5.128	5.259	5.422	Yield
	98-03+	49	74	99	125	153	179	206	242	281	Spread
	98-05+	4.645	4.699	4.760	4.828	4.906	4.994	5.093	5.218	5.375	Yield
	98-05+	48	72	97	122	150	176	202	238	276	Spread
	98-07+	4.628	4.679	4.738	4.804	4.878	4.962	5.057	5.178	5.328	Yield
	98-07+	46	70	95	120	147	173	199	234	271	Spread
	98-09+	4.611	4.660	4.716	4.779	4.850	4.931	5.022	5.137	5.281	Yield
	98-09+	44	68	93	117	144	170	195	230	267	Spread
	98-11+	4.594	4.641	4.695	4.755	4.822	4.899	4.986	5.096	5.234	Yield
	98-11+	43	66	91	115	141	167	192	226	262	Spread
	98-13+	4.577	4.622	4.673	4.730	4.795	4.868	4.951	5.056	5.187	Yield
	98-13+	41	65	88	113	139	163	188	222	257	Spread
	98-15+	4.560	4.602	4.651	4.705	4.767	4.837	4.915	5.015	5.140	Yield
	98-15+	39	63	86	110	136	160	185	218	252	Spread
	98-17+	4.543	4.583	4.629	4.681	4.739	4.805	4.880	4.975	5.093	Yield
	98-17+	37	61	84	108	133	157	181	214	248	Spread
	98-19+	4.526	4.564	4.608	4.656	4.712	4.774	4.845	4.934	5.046	Yield
	98-19+	36	59	82	105	130	154	177	210	243	Spread
	98-21+	4.509	4.545	4.586	4.632	4.684	4.743	4.809	4.894	4.999	Yield
	98-21+	34	57	80	103	128	151	174	206	238	Spread
	WAL	4.18	3.69	3.25	2.87	2.53	2.23	1.97	1.71	1.46	
	Mod Durn	3.714	3.289	2.909	2.576	2.280	2.018	1.786	1.559	1.346	
	Principal Window	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Apr09	Jul04 - Dec08	Jul04 - Apr08	

LIBOR_1YR	2.2000
CMT_1YR	1.9700
SWAPS (6/4/04 close)	
3MO	1.3738
6MO	1.6738
1YR	2.2
2YR	3.098
3YR	3.6803
4YR	4.1098
5YR	4.4344
6YR	4.6807
7YR	4.8738
8YR	5.0308
9YR	5.1599
10YR	5.268

GSR0407 - Price/Yield - 3A1

Balance	$233,393,000.00	Delay	24
Coupon	3.94	Dated	6/1/2004
Settle	6/30/2004	First Payment	7/25/2004

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
95-31+	4.763	4.907	5.072	5.259	5.472	5.744	6.079	6.432	6.823	Yield
95-31+	17	56	97	141	186	240	297	360	421	Spread
96-01+	4.749	4.891	5.053	5.236	5.446	5.713	6.042	6.390	6.774	Yield
96-01+	16	55	95	139	183	237	294	355	416	Spread
96-03+	4.736	4.875	5.034	5.214	5.421	5.683	6.006	6.347	6.725	Yield
96-03+	15	53	93	137	180	234	290	351	411	Spread
96-05+	4.722	4.859	5.015	5.192	5.395	5.652	5.970	6.305	6.676	Yield
96-05+	13	51	91	134	178	231	287	347	406	Spread
96-07+	4.709	4.843	4.997	5.170	5.369	5.622	5.934	6.263	6.626	Yield
96-07+	12	50	89	132	175	228	283	343	401	Spread
96-09+	4.696	4.827	4.978	5.148	5.343	5.592	5.897	6.220	6.577	Yield
96-09+	11	48	87	130	173	225	279	339	396	Spread
96-11+	4.682	4.811	4.959	5.126	5.318	5.561	5.861	6.178	6.529	Yield
96-11+	9	47	85	128	170	222	276	334	391	Spread
96-13+	4.669	4.796	4.941	5.104	5.292	5.531	5.825	6.136	6.480	Yield
96-13+	8	45	83	126	168	219	272	330	386	Spread
96-15+	4.655	4.780	4.922	5.083	5.267	5.501	5.789	6.094	6.431	Yield
96-15+	7	43	82	123	165	216	268	326	382	Spread
96-17+	4.642	4.764	4.903	5.061	5.241	5.470	5.753	6.052	6.382	Yield
96-17+	5	42	80	121	162	213	265	322	377	Spread
96-19+	4.629	4.748	4.884	5.039	5.215	5.440	5.717	6.010	6.333	Yield
96-19+	4	40	78	119	160	210	261	317	372	Spread
WAL	5.62	4.73	3.99	3.39	2.89	2.42	2.01	1.71	1.46	
Mod Durn	4.826	4.071	3.452	2.944	2.519	2.130	1.790	1.532	1.321	
Principal Window	Jul04 - May11	Jul04 - May11	Jul04 - May11	Jul04 - May11	Jul04 - May11	Jul04 - Oct10	Jul04 - Sep09	Jul04 - Dec08	Jul04 - Apr08	

LIBOR_1YR	2.2000
CMT_1YR	1.9700
SWAPS (6/4/04 close)	
3MO	1.3738
6MO	1.6738
1YR	2.2
2YR	3.098
3YR	3.6803
4YR	4.1098
5YR	4.4344
6YR	4.6807
7YR	4.8738
8YR	5.0308
9YR	5.1599
10YR	5.268

GSR0407 - Price/Yield - 4A1

Balance	$94,215,000.00	Delay	24
Coupon	4.873	Dated	6/1/2004
Settle	6/30/2004	First Payment	7/25/2004

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
97-14+	5.303	5.396	5.503	5.627	5.794	5.973	6.168	6.374	6.602	Yield
97-14+	36	74	116	160	212	262	306	353	398	Spread
97-16+	5.293	5.383	5.486	5.607	5.769	5.943	6.132	6.333	6.554	Yield
97-16+	34	73	114	158	209	259	302	349	394	Spread
97-18+	5.282	5.369	5.470	5.587	5.744	5.912	6.097	6.291	6.506	Yield
97-18+	33	72	113	156	207	256	299	345	389	Spread
97-20+	5.271	5.356	5.453	5.566	5.719	5.882	6.061	6.249	6.458	Yield
97-20+	32	70	111	154	204	253	295	341	384	Spread
97-22+	5.260	5.342	5.436	5.546	5.694	5.852	6.025	6.208	6.409	Yield
97-22+	31	69	109	152	202	250	292	337	379	Spread
97-24+	5.249	5.329	5.420	5.526	5.670	5.822	5.990	6.166	6.361	Yield
97-24+	30	68	108	150	200	247	288	333	374	Spread
97-26+	5.238	5.315	5.403	5.506	5.645	5.792	5.954	6.125	6.313	Yield
97-26+	29	66	106	148	197	244	285	329	370	Spread
97-28+	5.228	5.302	5.387	5.486	5.620	5.762	5.919	6.083	6.265	Yield
97-28+	28	65	104	146	195	241	281	324	365	Spread
97-30+	5.217	5.288	5.370	5.466	5.595	5.732	5.883	6.042	6.218	Yield
97-30+	27	64	103	144	192	238	277	320	360	Spread
98-00+	5.206	5.275	5.354	5.446	5.570	5.703	5.848	6.001	6.170	Yield
98-00+	26	62	101	142	190	235	274	316	355	Spread
98-02+	5.195	5.262	5.337	5.426	5.545	5.673	5.812	5.959	6.122	Yield
98-02+	25	61	99	140	187	232	270	312	350	Spread
WAL	7.47	5.89	4.72	3.81	2.99	2.43	2.02	1.71	1.47	
Mod Durn	5.886	4.722	3.850	3.167	2.558	2.123	1.789	1.534	1.326	
Principal Window	Jul04 - May14	Jul04 - May14	Jul04 - May14	Jul04 - Feb14	Jul04 - Feb12	Jul04 - Oct10	Jul04 - Sep09	Jul04 - Dec08	Jul04 - Apr08	

LIBOR_1YR	2.2000
CMT_1YR	1.9700
SWAPS (6/4/04 close)	
3MO	1.3738
6MO	1.6738
1YR	2.2
2YR	3.098
3YR	3.6803
4YR	4.1098
5YR	4.4344
6YR	4.6807
7YR	4.8738
8YR	5.0308
9YR	5.1599
10YR	5.268